FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2003 (March 5, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News Corporation Limited dated March 4, 2003.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	March 5, 2003			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated March 4, 2003.						6


































					EXHIBIT A



News Corporation
For Immediate Release 			Contact: Investors: Reed Nolte 212 852 7092

						 Media: Andrew Butcher 212-852-7070


News America Incorporated Tenders For $500,000,000 Of 8 1/2%
Senior Notes Due 2005

Issues New Debt: $150,000,000 Of Senior Notes Due 2010;
$350,000,000 Of Senior Notes Due 2033
______________________

New York, NY, March 4, 2003: News America Incorporated today offered to purchase for cash any and all of its outstanding $500,000,000 aggregate principal amount of 8 1/2% Senior Notes Due 2005 (the "Existing Notes"). The tender offer commences on March 4, 2003 and will expire at 5:00 p.m., New York City time, on March 11, 2003, unless extended. JP Morgan and Salomon Smith Barney are acting as dealer managers for the tender offer. The price to be paid for each $1,000 principal amount of Existing Notes validly tendered and accepted for purchase in the tender offer will be $1,113.75.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Existing Notes. The tender offer is made only by the Offer to Purchase dated March 4, 2003 and the related Letter of Transmittal which set forth the complete terms of the tender offer. Questions regarding the tender offer should be directed to JP Morgan at (866) 834-4666 or Salomon Smith Barney at (800) 558-3745.

News America Incorporated also today announced its intention to raise $500 million through the offering of $150,000,000 of Senior Notes Due 2010 and $350,000,000 of Senior Notes Due 2033 (the
"New Notes"), subject to market and other conditions. The offering will be made in accordance with Rule 144A under the Securities Act of 1933. News America expects to use the net proceeds from the sale of the New Notes to purchase Existing Notes that are tendered and for general corporate purposes. The offering of the New Notes has not been registered under the Securities Act, and the New Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes.